Exhibit 99.1

Rediff.Com Reports Results For The First Quarter Ended June 30, 2003

Mumbai, India, August 12, 2003

Rediff.com India Limited (Nasdaq: REDF), one of the premier worldwide online providers of news, information, communication, entertainment and shopping services for Indians, today announced its financial results for the first fiscal quarter ended June 30, 2003.

Highlights

     o Total revenues for the quarter ended June 30, 2003 were US$3.4 million. Supported by growth in fee based services, India Online revenues grew by 25.4% compared to the same quarter last year. Non-advertising revenues from fee based services comprised 48.7% of total India Online revenues.

     o US Publishing posted modest first quarter operating profits at the EBITDA level, despite a decline in revenues of 12.3% over the same quarter last year.

     o Valucom subsidiary improved its business matrix with high gross margins, significant repeat sales to existing customers at an average ticket value of US$125 per transaction. Nonetheless, revenues declined by 70% over the corresponding quarter last year. The Company continues to evaluate whether it can grow the Valucom communications business on its own or whether it is more prudent to consider partnering with players who have a larger scale of operations or whether to divest in whole or in part from the business.

     o    Registered  users grew 37%  compared to the same  quarter last year to
          26.5 million.

     o Loss per ADS at the EBITDA level was 5.6 cents or US$1.4 million compared to 5.7 cents or US$1.5 million for the quarter ended June 30, 2002.

     o Net Loss per ADS, for the quarter was 7.9 cents or US$2.0 million compared to 7.0 cents or US$1.8 million for the corresponding quarter ended June 2002.

     o Total operating expenses for the quarter ended June 30, 2003, decreased by US$400,000 or 14% to US$2.5 million compared to the corresponding quarter last year. This decrease was largely due to cost reduction initiatives implemented in the Company's US Publishing operations and Valucom subsidiary.

"The growth in cellular subscribers has resulted in an increased usage of value added services on the text messaging platform and we believe that increased PC penetration will result in the steady rise of Internet subscribers in the quarters ahead," says Ajit Balakrishnan, Chairman and CEO, Rediff.com India
Limited. "Our India Online business has shown solid growth this quarter on the back of fee-based services. We believe that fee based services that consisted of mobile-based services, subscription services and merchandising will lead our future growth in India", concluded Mr. Balakrishnan.


Financial Results

Revenues

Revenues for the quarter ended June 30, 2003 were US$3.4 million, as compared to US$6.3 million in the same quarter last year.

India Online contributed US$0.75 million, an increase of 25.4% when compared to the same quarter last year on the strength of growth in fee base services. Fee
based   services   comprise   mobile   services,   subscription   services   and
merchandising.

Revenues for US Publishing for the quarter ended June 30, 2003, declined by 12.3% to US$1.4 million, compared to the same quarter in fiscal 2002. US Publishing, which is composed of India Abroad, a weekly news publication, and Rediff USA online, is considered one of the most credible news providers to the Indian American community. The decline in quarterly revenues is a reflection of the tough economic times the retail advertisers continues to face as a result of political unrest as well as the threat of the SARS epidemic.

Revenues from the phone card business were US$1.2 million compared to US$4.2 million recognized by Rediff for the same quarter last year. Lower revenues were realized due to decreased usage of US to India pre-paid phone services, reduced rates per minute, shifting of calls originating from the US to calls originating in India as well as management's decision to exit from the low margin prepaid wholesale phone card business in our Valucom subsidiary.

Gross Margin

Gross Margin for the quarter was US$1.0 million (31%) compared to US$1.4 million (22%) in the same quarter last year.

Operating Expenses

Total operating expenses decreased by US$400,000 for the quarter to US$2.5 million, compared to US$2.9 million for the same quarter last year.

The Company realized these savings largely due to cost cutting initiatives implemented in the US publishing operations and the Valucom subsidiary which included headcount reductions, lower marketing, distribution and administrative costs and relocation of Valucom's operating facilities to New York.

Operating EBITDA

Loss per ADS at the EBIDTA level for the quarter was 5.6 cents or US$1.4 million compared to 5.7 cents or US$1.5 million for the corresponding quarter of 2002.

Net Income (Loss)

Net loss per ADS for the quarter was 7.9 cents or US$2.0 million compared to 7.0 cents or US$1.8 million for the same quarter last year. The increased loss was primarily due to the strengthening of the Indian rupee against the US dollar.

Operating cash burn for the quarter was US$1.4 million, compared to a cash burn of US$1.3 million for the same quarter last year. Total cash and cash equivalents approximated US$13.5 million at the end of June 30, 2003.

About Rediff.com

Rediff.com India Limited (Nasdaq REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services for Indians.

Known for being one of the first with news and providing accurate and trustworthy information, Rediff.com provides an ideal platform for Indians worldwide to connect with one another online fast. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Rediff.com additionally offers the Indian American community in the United States and Canada one of the oldest and largest Indian weekly newspapers, India Abroad. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

                             STATEMENT OF OPERATIONS
                           QUARTER ENDED JUNE 30, 2003

                                                           All figures are in
                                                              US$ million
                                                               (unaudited)

                                                             Quarters Ended
                                                           ------------------
                                                           Jun 03      Jun 02
                                                           ------      ------
Revenues
India Online ...........................................     0.75        0.60
US Publishing ..........................................     1.37        1.56
Valucom ................................................     1.23        4.16

Total Revenues .........................................     3.35        6.32

Cost of revenues and goods sold ........................    (2.32)      (4.90)

Gross Margin ...........................................     1.03
                                                                         1.42

Selling & Marketing ....................................    (0.58)      (0.85)
Product Development ....................................    (0.55)      (0.49)
General & Administrative ...............................    (1.34)      (1.54)

Total Operating Expenses ...............................    (2.48)      (2.88)

Operating EBITDA .......................................    (1.44)      (1.46)

Depreciation / Amortization ............................    (0.40)      (0.51)

Interest Income ........................................     0.05        0.12

Foreign Exchange (loss)/gain ...........................    (0.24)       0.05

Net Income (Loss) Before Taxes .........................    (2.02)      (1.80)

Income taxes ...........................................    (0.00)       0.02

Net Income (Loss) ......................................    (2.02)      (1.78)

EBITDA per ADS (cents) .................................     (5.6)
                                                                         (5.7)
Net Income (Loss) per ADS (cents) ......................     (7.9)
                                                                         (7.0)
Net Loss per Equity Share (cents) ......................    (15.8)      (13.9)


2 ADS = 1 Equity Share

Notes

     o The above numbers are subject to audit to be carried out at year end and while no significant changes are anticipated, the audited numbers could vary from the above.

     o Loss per ADS is computed for each period based on the outstanding equity shares at quarter end which is equivalent to 25.59 million ADSs.

Non-GAAP Measures Note

EBITDA, EBITDA per ADS and Net Income (Loss) per ADS are the significant non-GAAP measures in the release.

EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate EBITDA differently. EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of cash flow from operations. We have included information concerning EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on EBITDA. Investors and industry analysts use EBITDA to measure the Company's performance to historic results and our peer group.

EBITDA per ADS and net loss per ADS represents the net loss for the period per outstanding ADSs at the end of the period. The Company has 12.8M equity shares outstanding at the end of the quarters of which 2.6M shares are represented by ADSs listed on the NASDAQ. Two ADSs are equal to one equity share. Loss per ADS is computed based on the outstanding equity shares at quarter end which is equivalent to 25.59 million ADS. We believe this provides a better measure to our ADS holders since our ADSs are listed only on the NASDAQ.

The Company has historically provided the above measures in previous press releases and believes it provides transparency and continuity to investors for comparable purposes.


Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.